December 2, 2025

VIA E-MAIL

Karen Aspinall
Practus, LLP
11300 Tomahawk Creek Pkwy, Ste. 310
Leawood, KS 66211
Karen.Aspinall@Practus.com

       Re:      Themes ETF Trust
                Post-Effective Amendments on Form N-1A
                File Nos. 333-271700, 811-23872

Dear Ms. Aspinall:

        We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. From
October 3 to November 21, 2025, Themes ETF Trust filed post-effective amendments on Form
N-1A to add the series referenced in Appendix A attached hereto.

        We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

         Rule 18f-4 limits fund leverage risk by requiring that an open-end
fund   s Value-at-Risk
(VaR) does not exceed 200% of the VaR of a designated reference portfolio. 1
The fund   s
designated reference portfolio provides the unleveraged baseline against which to compare the
fund   s leveraged portfolio for purposes of identifying the fund   s leverage
risk under the rule.
Accordingly, in defining the term    designated reference portfolio,    rule
18f-4 provides that, if
the fund   s investment objective and strategy is to track the performance
(including a leverage
multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio. 2 As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.


1
       Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.
2
       Rule 18f-4(a) (defining the term    Designated reference portfolio   ).
 Karen Aspinall
Page 2 of 3


          Each fund in the registrant   s fund complex identified in Appendix A
has an objective and
strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities
that it tracks (collectively, the fund   s    reference assets   ) as the fund
 s designated reference
portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

        Because each of these funds has an objective and strategy to provide a leverage multiple
or inverse multiple of the return of the fund   s reference assets, each fund
s reference assets
provide the precise representation of the fund   s unleveraged portfolio and
therefore the
appropriate baseline to calculate the fund   s leverage risk under the rule.
Accordingly, we
question how the fund   s derivatives risk manager could reasonably determine
to use a baseline
other than the reference assets and how the funds    directors, as fiduciaries,
would be satisfied
with the manager   s choice.

                                              *   *   *

        We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Should you have any questions regarding this letter, please feel free to contact us at (202)
551-6921.

                                                              Sincerely,

                                                              Division of
Investment Management
                                                   Appendix A

33 Act   Accession   Fund       Registran   Filing Date             Series
Names
         No          Comple     t
                     x
333-     00018291    Leverage   Themes      10/3/2025     Leverage Shares 3X
Long AAPL Daily ETF
271700   26-25-      Shares     ETF Trust                 Leverage Shares 3X
Long MSFT Daily ETF
         007891                                           Leverage Shares 3X
Long NVDA Daily ETF
                                                          Leverage Shares 3X
Long PLTR Daily ETF
                                                          Leverage Shares 3X
Long TSLA Daily ETF
                                                          Leverage Shares 3X
Long UNH Daily ETF
                                                          Leverage Shares 3X
Long AMD Daily ETF
                                                          Leverage Shares 3X
Long AMZN Daily ETF
                                                          Leverage Shares 3X
Long AVGO Daily ETF
                                                          Leverage Shares 3X
Long BABA Daily ETF
                                                          Leverage Shares 3X
Long COIN Daily ETF
                                                          Leverage Shares 3X
Long GOOG Daily ETF
                                                          Leverage Shares 3X
Long HOOD Daily ETF
                                                          Leverage Shares 3X
Long META Daily ETF



333-     00018291    Leverage   Themes      10/7/2025     Leverage Shares 3X
Long BMNR Daily ETF
271700   26-25-      Shares     ETF Trust                 Leverage Shares 3X
Long ORCL Daily ETF
         007947                                           Leverage Shares 3X
Long RKLB Daily ETF
                                                          Leverage Shares 3X
Long SBET Daily ETF
                                                          Leverage Shares 3X
Long CIFR Daily ETF
                                                          Leverage Shares 3X
Long CRCL Daily ETF
                                                          Leverage Shares 3X
Long CRWV Daily ETF
                                                          Leverage Shares 3X
Long IONQ Daily ETF
                                                          Leverage Shares 3X
Long LULU Daily ETF
                                                          Leverage Shares 3X
Long NBIS Daily ETF
                                                          Leverage Shares 3X
Long NFLX Daily ETF
                                                          Leverage Shares 3X
Long OPEN Daily ETF



333- 00018291 Leverage Themes 11/21/2025 Leverage Shares 3X Target Long Artificial Intelligence Daily ETF
271700   26-25-      Shares     ETF Trust                 Leverage Shares 3X
Target Long China Technology Daily ETF
         009358                                           Leverage Shares 3X
Target Long Equal Weight US 500 Daily ETF
                                                          Leverage Shares 3X
Target Long Gold Miners Daily ETF
                                                          Leverage Shares 3X
Target Long India Daily ETF
                                                          Leverage Shares 3X
Target Long Magnificent 7 Daily ETF
                                                          Leverage Shares 3X
Target Long Quantum Computing Daily ETF
                                                          Leverage Shares 3X
Target Long Uranium Daily ETF
                                                          Leverage Shares 3X
Target Long World Markets Daily ETF